[LETTERHEAD]

FPA CAPITAL FUND, INC.

FPA FUNDS TRUST’S FPA CRESCENT FUND

FPA FUNDS TRUST’S FPA INTERNATIONAL VALUE FUND

FPA NEW INCOME, INC.

FPA PARAMOUNT FUND, INC.

FPA PERENNIAL FUND, INC.

SOURCE CAPITAL, INC.

11601 WILSHIRE BOULEVARD • SUITE 1200 • LOS ANGELES, CALIFORNIA 90025

August 4, 2014

VIA EDGAR

Jeff Long, Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           FPA Capital Fund, Inc. 1940 Act File No. 811-1596

FPA Funds Trust’s FPA Crescent Fund 1940 Act File No. 811-8544

FPA Funds Trust’s FPA International Value Fund 1940 Act File No. 811-8544

FPA New Income, Inc. 1940 Act File No. 811-1735

FPA Paramount Fund, Inc. 1940 Act File No. 811-852

FPA Perennial Fund, Inc. 1940 Act File No. 811-3896

Source Capital, Inc. 1940 Act File No. 811-1731

Dear Mr. Long:

On July 8, 2014, you provided comments via telephone regarding certain Form N-SAR and Form N-CSR filings made on behalf of the above-reference FPA Funds. Those comments and each of the respective FPA Fund’s responses to them are below.  The changes to each FPA Fund’s Form N-SAR will be filed as soon as practicable. The changes to each FPA Fund’s Form N-CSR will be filed not later than 10 days after transmission to the shareholders of any shareholder report required to be transmitted to shareholders of each respective FPA Fund under Rule 30e-1 of the Investment Company Act of 1940.

ALL FPA FUNDS

1.                                      On any Form N-SAR amendment filing, include a cover letter explaining what is being changed.

Response:                                        Form N-SAR amendments for each FPA Fund will include a cover letter explaining the changes made in the filing.

ALL FPA FUNDS (EXCEPT SOURCE CAPITAL, INC.)

1                                         Consider adding a text box showing the respective FPA Fund’s performance and the benchmark performance in the chart showing the change in value of a $10,000 investment in the respective FPA Fund and the benchmark(s) for a 10-year period in the annual report to shareholders as filed in Form N-CSR.

Response:                                        Each FPA Fund (except Source Capital, Inc.) will add a text box showing one-, five- and ten-year performance for each FPA Fund and the benchmark(s) in the chart showing the change in value of a $10,000 investment in the respective FPA Fund in the annual report to shareholders as filed in Form N-CSR. Note that the performance for FPA Funds Trust’s FPA International Value Fund will be for a shorter period, as the Fund was formed in 2011.

FPA CAPITAL FUND, INC.

1.                                      The Internal Control Report filed on 9/19/13 as an Exhibit to the amendment to Form N-SAR for the fiscal year ended 3/31/12 was for the fiscal year ended 3/31/13.

Response:                                        The Form N-SAR for the fiscal year ended 3/31/12 will be amended to include the Internal Control Report for the fiscal year ended 3/31/12.

2.                                      The signature of Deloitte & Touche LLP is missing from (i) the Internal Control Report filed on 5/24/13 as an Exhibit to Form N-SAR for the fiscal year ended 3/31/13 and (ii) the amendment to Form N-SAR filed on 9/19/13 for the fiscal year ended 3/31/13.

Response:                                        The Form N-SAR for the fiscal year ended 3/31/13 will be amended to include the appropriate signatures of Deloitte & Touche LLP.

FPA NEW INCOME, INC.

1.                                      The signature of Deloitte & Touche LLP is missing from (i) the Internal Control Report filed on 11/29/11 as an Exhibit to Form N-SAR for the fiscal year ended 9/30/11 and (ii)  the amendment to Form N-SAR filed on 9/20/13 for the fiscal year ended 9/30/11.

Response:                                        The Form N-SAR for the fiscal year ended 9/30/11 will be amended to include the appropriate signatures of Deloitte & Touche       LLP.

FPA PARAMOUNT FUND, INC.

1.                                      The signature of Deloitte & Touche LLP is missing from (i) the Internal Control Report filed on 11/29/11 as an Exhibit on Form N-SAR for the fiscal year ended 9/30/11 and (ii)  the amendment to Form N-SAR filed on 9/19/13 for the fiscal year ended 9/30/11.

Response:                                        The Form N-SAR for the fiscal year ended 9/30/11 will be amended to include the appropriate signatures of Deloitte & Touche LLP.

FPA PERENNIAL FUND, INC.

1.                                      The signature of Deloitte & Touche LLP is missing from (i) the Internal Control Report filed on 3/1/13 as an Exhibit on Form N-SAR for the fiscal year ended 12/31/12 and (ii)  the amendment to Form N-SAR filed on 9/19/13 for the fiscal year ended 12/31/12.

Response:                                        The Form N-SAR for the fiscal year ended 12/31/12 will be amended to include the appropriate signatures of Deloitte & Touche LLP.

SOURCE CAPITAL, INC.

1.                                      The signature of Deloitte & Touche LLP is missing from (i) the Internal Control Report filed  on 2/28/13 as an Exhibit on Form N-SAR for the fiscal year ended 12/31/12 and (ii) the amendment to Form N-SAR filed on 9/19/13 for the fiscal year ended 12/31/12.

Response:                                        The Form N-SAR for the fiscal year ended 12/31/12 will be amended to include the appropriate signatures of Deloitte & Touche LLP.

2.                                      Consider adding the blended advisory fee rate in Note D, Advisory Fees and Other Affiliated Transactions, of the Notes to Financial Statements in the annual report to shareholders as filed in Form N-CSR.

Response:                                        The Company respectfully declines to add the blended advisory fee rate in Note D, Advisory Fees and Other Affiliated Transactions, because it may be confusing to investors. However, it may consider adding it in future filings.

*                                         *                                         *

In connection with responding to the Staff’s comments, each FPA Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to such Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (310) 996-5436.

Very truly yours,

/s/ SHERRY SASAKI

Sherry Sasaki
Secretary

cc:                                Leora R. Weiner, FPA Funds

Mark D. Perlow, K&L Gates LLP

Trayne Wheeler, K&L Gates LLP